EXHIBIT 12.1
Ratio of Earnings to Fixed Charges
Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,
	2011	2010	2009	2008	2007
EARNINGS:
Net loss	$(11,345)	$(14,022)	$(2,903)	$(3,682)	$(4,442)
Plus fixed charges	58	56	64	74	72
Total loss to cover fixed charges	(11,287)	(13,966)	(2,839)	(3,608)	(4,370)

FIXED CHARGES:
Interest portion of rental expense (see below)	58	56	64	74	72
DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(11,345)	$(14,022)	$(2,903)	$(3,682)	$(4,442)

The estimate of the interest portion of rental expense is calculated as one-third of total rental expense for the period.